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                              February 23, 2023

       Png Bee Hin
       Chief Executive Officer
       IMMRSIV Inc.
       1004, Toa Payoh North #04-12
       318995
       Republic of Singapore

                                                        Re: IMMRSIV Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed February 10,
2023
                                                            File No. 333-269055

       Dear Png Bee Hin:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment 2 to Form F-1

       Cover Page

   1. We note the addition of a selling shareholder offering. Please revise the registration statement to contain
separate prospectuses for the underwritten primary offering and the at-the-market resale
offering. Also, tell us why you have included the resale offering in this registration
statement when the offering will not commence until after the closing of the underwritten
offering.
       Risk Factors, page 13

   2. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price
volatility seemingly unrelated to company performance following a
 Png Bee Hin
IMMRSIV Inc.
February 23, 2023
Page 2
       number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock
Consolidated Financial Statements, page F-1

3. Provide audited financial statements that are as of a date not older than 12 months at the time of filing and upon the effectiveness of the registration statement pursuant to Item
       8.A.4 of Form 20-F or provide the appropriate representations in an exhibit. Refer to
       Instruction 2 to Item 8.A.4.
Item 7. Recent Sales of Unregistered Securities, page II-1

4. Please revise to include the transaction in which the selling shareholders acquired the shares being offered for resale, or advise. Refer to Item 701 of Regulation S-K.
        You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNamePng Bee Hin
                                                             Division of
Corporation Finance
Comapany NameIMMRSIV Inc.
                                                             Office of
Technology
February 23, 2023 Page 2
cc:       Meng Ding
FirstName LastName